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                                UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                  Under the Securities Exchange Act of 1934
                              (Amendment No. 1)

                           GENERAL AUTOMATION, INC.
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                               (Name of Issuer)

                                 COMMON STOCK
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                        (Title or Class of Securities)

                               3 6 9 0 3 2 10 7
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                                (CUSIP Number)

   John R. Donnelly, 17731 Mitchell North, Irvine, CA 92714 (714) 250-4800
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         (Name, Address and Telephone Number of Person Authorized to
                     Receive Notices and Communications)

                              November 10, 1994
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           (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Check the following box if a fee is being paid with the statement / /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 369032 10 7                                                Page 2 of 3

                               AMENDMENT NO. 1
                                      TO
                                 SCHEDULE 13D
                                      OF
                             LEONARD N. MACKENZIE



         This Amendment No. 1 to the Statement on Schedule 13D filed by Leonard
N. Mackenzie ("Mackenzie") with the Securities and Exchange Commission on September 16, 1993 (the "Schedule 13D"), relates to the Common Stock, par value $0.10 per share ("Common Stock"), of General Automation, Inc., a Delaware corporation (the "Company"), and is being filed pursuant to Rule 13d-2 under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

ITEM 4.  Purpose of Transaction.

         Item 4 of the Schedule 13D is hereby amended to add the following information:

         Shortly following the acquisition of shares reported in the Schedule 13D, Mackenzie entered into a Partnership Agreement with Robert D. Bagby, President, Chief Executive Officer and a director of the Company ("Bagby"), Lawrence Michels, Chairman of the board of directors of the Company, ("Mackenzie"), and Donald W. S. Rutherford, then Chief Financial Officer and a director of the Company ("Rutherford"). Pursuant to the Partnership Agreement, Bagby, Michels, Mackenzie and Rutherford (collectively, the "Partners") formed a general partnership under the name "The GA Group" and contributed an aggregate of 2,275,000 shares of Common Stock of the Company representing all of the shares which the partners had agreed to purchase from Sanderson Technology Limited ("STL"), as reported in the Schedule 13D. The shares were contributed subject to the Partners' pledge of such shares to STL to secure a loan made by STL to the Partners in the aggregate principal amount of 1,200,000 British pounds sterling to finance their acquisition of such shares (the "STL Loan"). The Partnership, Bagby, Michels, Mackenzie and Rutherford may be deemed to have constituted a "group" within the meaning of Section 13(d)(3) of the Exchange Act.

         On March 21, 1994, in connection with Rutherford's resignation from the Company, Rutherford's interest in the Partnership was terminated pursuant to the Partnership Agreement, and Rutherford was granted the right to purchase 189,167 shares of Common Stock of the Company from the Partnership at the conclusion of the Partnership Agreement. As a result, Bagby's pro rata interest in the shares of Common Stock of the Company owned by the Partnership was increased from 568,750 shares to 758,333.33 shares, subject to Rutherford's purchase rights.
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CUSIP No. 369032 10 7                                                Page 3 of 3

         On November 10, 1994, the Company sold its interests in SGA Pacific Limited to STL. In connection with this transaction, the Partnership transferred all of its 2,275,000 shares of Common Stock to STL as consideration for STL's cancellation of the indebtedness represented by the STL Loan. STL then transferred an aggregate of 4,100,000 shares of Common Stock (including the 2,275,000 shares acquired from the Partnership) to the Company as partial consideration for the Company's interests in SGA Pacific Limited.

ITEM 5.  Interest in Securities of the Issuer.

         Item 5 of the Schedule 13D is hereby amended to add the following information:

         (a) As of November 10, 1994, after giving effect to the transactions described in this Amendment No. 1, the reporting person was the owner of 442,433 shares of Common Stock of the Company, representing approximately 5.77 percent of the issued and outstanding shares. Of such shares, 42,422 shares are owned directly by the reporting person and 400,000 are issuable upon the exercise of stock options.

         (b) With respect to 42,422 shares, the reporting person has the sole power to vote or to direct the vote and to dispose or to direct the disposition of such shares of Common Stock. Upon exercise of stock options, the reporting person will have the sole power to vote or to direct the vote and to dispose or to direct the disposition of such shares.

         (c) Other than the transaction described in Item 4 above, the reporting person has not effected any transactions in Issuer's Common Stock during the past sixty days.

         (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the reporting person.

         (e)     Not Applicable.


                                  SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:   March 29, 1995                     Leonard N. Mackenzie, Vice Chairman
                                            -----------------------------------
                                            Name/Title